SEC 20010386

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAINTS ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

387 Silverlode Drive
(No. and Street)

Aspen	CO	81611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH SAWYER (415) 730-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165.	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KENNETH SAWYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINTS ADVISORS LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> *A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.*

State of COLORADO
County of PITKIN
Subscribed and sworn to (or affirmed) before me on this 20 day of FEBRUARY, 2020
_____ by
KENNETH SAWYER proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

GIUSEPPE AMATO
Notary Public - State of Colorado
Notary ID 20124077549
My Commission Expires Dec 3, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Saints Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 12, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Saints Advisors LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	9,453
Prepaid expenses		1,739
Total assets	$	11,192

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	353
Total liabilities		353
Member's equity		
Member's equity		10,839
Total member's equity		10,839
Total liabilities and member's equity	$	11,192

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Transaction fees, net of $415,043 in reimbursements	$	-
Interest income		257
Total revenues		257
Expenses		
Insurance		2,500
Professional fees		10,890
Other		3,242
Total expenses		16,632
Net loss before income tax provision		(16,375)
Income tax provision		800
Net loss	$	(17,175)

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

		Member's Equity
Balance at December 31, 2018	$	10,014
Capital Contribution		18,000
Net loss		(17,175)
Balance at December 31, 2019	$	10,839

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activities:		
Net loss		$ (17,175)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	$ (232)	
Increase (decrease) in liabilities:		
Accounts payable	290	
Total adjustments		58
Net cash provided by (used in) operating activities		(17,117)
Net cash provided by (used in) investing activities		---
Net cash provided by (used in) financing activities		
Capital contributions		18,000
Net increase in cash		883
Cash at beginning of year		8,570
Cash at end of year		$ 9,453
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes		$ 800
Interest		$ -

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company") was organized in the State of California on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition solutions, corporate development and other advisory services to private companies and investment funds in the technology industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for services performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts The Company also receives transaction success fees, which are recognized when the underlying transaction is completed, the Company has no further obligations and collection is reasonably assured.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has incurred net losses for the past six years, which may continue. If so, the Company is reliant upon its Member for capital contributions in order to continue as a going concern. The Member has the available financial resources and has committed to fund the Company's continued operations as needed.

Note 2: INCOME TAXES

As described in Note 1, the Company is treated as a disregarded entity for Federal income tax purposes, in accordance with single member limited liability company rules. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to an annual tax of $800 and an LLC fee based on total income from all sources derived from or attributable to the state of California.

Franchise tax	$ 800
Total income tax provision	$ 800

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved.

Note 3: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the Statement of Operations. For the year ended December 31, 2019, the Company paid $1,382 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2019, the Company received an aggregate of $415,043 of transaction fees from transactions involving Saints Ventures II, L.P., and Saints Capital Services, LLC. These transaction fees were reimbursed by the Company to Saints Ventures II, L.P., and Saints Capital Services, LLC, which are affiliates; as the Member of the Company is also a Managing Member of the General Partner of Saints Ventures II, L.P. and a Managing Member of Saints Capital Services, LLC.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transaction which took place that would have a material impact on its financial statements.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonable certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with its affiliate, Saints Capital Services, LLC, under the terms of an expense sharing agreement, for which the noncancelable term is less than 12 months. This agreement is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements. The Company records shared expenses quarterly as billed per the agreement.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $9,100 which was $4,100 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.039 to 1, which is less than the 15 to 1 maximum allowed.

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2019

Computation of net capital			
Total equity		$	10,839
Less: Non-allowable assets			
Prepaid expenses			(1,739)
Net capital before adjustments			9,100
Adjustments & undue concentration			-
Net capital			9,100
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 24		
Minimum dollar net capital required	5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	4,100
Ratio of aggregate indebtedness to net capital	0.039:1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2019.

See report of independent registered public accounting firm

Saints Advisors LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Saints Advisors LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Saints Advisors LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Saints Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Saints Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Saints Advisors LLC stated that Saints Advisors LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Saints Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 12, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SAINTS™ 2020 Union Street San Francisco, CA 94123 (415) 773-2080 tel (415) 835-5970 fax www.saintscapital.com

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

Saints Advisors, LLC

By:

Kenneth B. Sawyer, CEO
(Name and Title)

Saints Advisors LLC

Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019